UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13D-1(A) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13D-2(A)
                               (AMENDMENT NO. 8)*

                                 Immucor, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   452526106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        James F. Rice, Managing Director
                         c/o Aim High Enterprises, Inc.
                         600 Longwater Drive, Suite 204
                               Norwell, MA 02061
                                 (781) 635-1121

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 22, 2001
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                       (Continued on the following pages)

                              (Page 1 of 9 Pages)
----------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452526106                 13D/A



1       NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Kairos Partners, LP (Tax ID:  04-3521249)
        Kairos Partners GP, LLC
        Aim High Enterprises, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                    (A) [ ]
                                    (B) x
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC--SEE ITEM 3
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)
                                     [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Kairos Partners, LP is a Delaware limited partnership.
        Kairos Partners GP,LLC is a Delaware limited liability corporation.
        Aim High Enterprises, Inc. is a Delaware corporation.
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER
                       ---------------------------------------------------------
                                 None
NUMBER OF
SHARES                   8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                         673,778 shares--See Item 5
EACH                   ---------------------------------------------------------
REPORTING                9       SOLE DISPOSITIVE POWER
PERSON WITH
                                 None
                       ---------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 673,778 shares--See Item 5
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        673,778 shares--See Item 5
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)           [ ]
        Not Applicable.

CUSIP No. 452526106                 13D/A

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.26% (based on 7,277,617 shares of Common Stock outstanding as of October 15, 2001, as reported by the Issuer in its proxy statement for the annual meeting of the Issuer's stockholders to be held on November 30, 2001).
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        Kairos Partners, LP--PN
        Kairos Partners GP, LLC--OO (limited liability company)
        Aim High Enterprises, Inc.--CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER:


(a) This Amendment No. 8 relates to the common stock, $.10 par value per share, of Immucor, Inc. (the "Common Stock").


(b) The names and addresses of the principal executive officers of the Issuer are as follows:

         Edward L. Gallup, President and Chief Executive Officer

         Ralph A. Eatz, Senior Vice President - Operations

         Dr. Gioacchhino De Chirico, Director of European Operations and
               President, Immucor Italia S.r.1

         Steven C. Ramsey, Vice President - Chief Financial Officer and
               Secretary

         Patrick Waddy, President of Dominion Biologicals Limited and
               European Finance Director

               Address:     c/o Immucor, Inc.
                            3130 Gateway Drive
                            P.O. Box 5625
                            Norcross, Georgia 30091

ITEM 2.  IDENTITY AND BACKGROUND


1.       (a)   Kairos Partners, LP, ("Kairos") a limited partnership organized under the laws of the State of Delaware.

         (b)   Address:      c/o Aim High Enterprises, Inc.
                             600 Longwater Drive, Suite 204
                             Norwell, MA 02061

         (c)   Principal Business:  Investments

         (d) During the last five years, Kairos has not been convicted in a criminal proceeding.

CUSIP No. 452526106                 13D/A

         (e) During the last five years, Kairos was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws


2.       (a)   Kairos Partners GP, LLC, a limited liability corporation
               organized under the laws of the State of Delaware ("Kairos
               GP"). Kairos GP is the general partner of Kairos.

         (b)   Address:             c/o Aim High Enterprises, Inc.
                                    600 Longwater Drive, Suite 204
                                    Norwell, MA 02061

         (c)   Principal Business:  Investments

         (d) During the last five years, Kairos GP has not been convicted in a criminal proceeding.

         (e) During the last five years, Kairos GP was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws


3.       (a)   Aim High Enterprises, Inc. controls Kairos GP.

         (b)   Address:          Aim High Enterprises, Inc.
                                 600 Longwater Drive, Suite 204
                                 Norwell, MA 02061

         (c)   Principal Business:  Investments

         (d) During the last five years, Aim High Enterprises, Inc. has not been convicted in a criminal proceeding.

         (e) During the last five years, Aim High Enterprises, Inc. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Aim High Enterprises, Inc. is a corporation organized under the laws of the State of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     The amount of funds used in acquiring the Common Stock was $2,518,362.26. The source of these funds was Kairos' current cash equivalent assets (working capital).

CUSIP No. 452526106                 13D/A


ITEM 4.  PURPOSE OF TRANSACTION:

     At the time that Kairos acquired the shares of Common Stock which are reported hereby, such shares were acquired for investment purposes. Kairos reserves the right from time to time to acquire additional shares, or to dispose of some or all of its shares.

         (a)   Not applicable.

         (b)   Not applicable.

         (c)   Not applicable.

         (d) On October 7, 2001, Kairos filed a preliminary proxy statement with the Securities and Exchange Commission relating to its solicitation of proxies from the holders of Common Stock in favor of Kairos' nominees for election to the Issuer's Board of Directors at the annual meeting of Issuer's stockholders to be held on November 30, 2001. As previously disclosed by Kairos, Kairos has nominated four individuals to the Board of Directors of the Issuer. Based on the most recent proxy statement of the Issuer, if elected, Kairos' nominees would constitute a majority of the Issuer's Board of Directors. On October 30, 2001, Kairos filed an amended preliminary proxy statement with the Commission.

         (e)   Not applicable.

         (f)   Not applicable.

         (g)   Not applicable.

         (h)   Not applicable.

         (i)   Not applicable.

         (j)   Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

         (a) The following list sets forth the aggregate number and percentage (based on 7,277,617 shares of Common Stock outstanding as of October 15, 2001, as reported by the Issuer in its preliminary proxy statement relating to the annual meeting of Issuer's stockholders to be held on November 30,
  2001) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of October 22, 2001:

--------------------------------------------------------------------------------
Name                           Shares of Common Stock   Percentage of Beneficial
                               Beneficially Owned       Ownership
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Kairos Partners, LP            673,778                  9.26%
--------------------------------------------------------------------------------
Kairos Partners GP, LLC(1)     673,778                  9.26%
--------------------------------------------------------------------------------
Aim High Partners, Inc.(1)     673,778                  9.26%
--------------------------------------------------------------------------------

CUSIP No. 452526106                 13D/A


-----------------------
(1) The reporting person disclaims beneficial ownership of these securities except to the extent of his/its equity interest therein.

         (b) Kairos has sole power to vote and to dispose of 673,778 shares of Common Stock, representing 9.26% of the outstanding Common Stock.

             Kairos GP, by virtue of being the general partner of Kairos, may be deemed to have shared power to vote and to dispose of 673,778 shares of Common Stock, representing 9.26% of the outstanding Common Stock.

             Aim High Enterprises, Inc., by virtue of its control of Kairos GP, may be deemed to have shared power to vote and to dispose of 673,778 shares of Common Stock, representing 9.26 % of the outstanding Common Stock.

         (c) The following is a description of all transaction in shares of Common Stock of the Issuer by the reporting person identified in
             Item 2 of this Schedule 13D effected from September 25, 2001 to October 22, 2001:

             See Appendix A.

         (d) Not applicable

         (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER :

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 Preliminary Proxy Statement filed by Kairos with respect to the solicitation of proxies in connection with the 2001 Annual Meeting of the Issuer (incorporated herein by reference.)

CUSIP No. 452526106                 13D/A


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           October 30, 2001
                                    --------------------------------
                                                 (Date)
                                           /s/ James F. Rice
                                    --------------------------------
                                               (Signature)

                                              James F. Rice

CUSIP No. 452526106                 13D/A


                                   Appendix A


------------------------------------------------------------------------------------------------------
Name of                   Date of Purchase           Number of Shares                Purchase or Sale
Shareholder               or Sale                    Purchased or (Sold)             Price Per Share
------------------------------------------------------------------------------------------------------
Immucor                   9/25/01                    3,000                           $3.011
------------------------------------------------------------------------------------------------------
Immucor                   9/25/01                    1,900                           $3.406
------------------------------------------------------------------------------------------------------
Immucor                   9/25/01                    1,500                           $3.310
------------------------------------------------------------------------------------------------------
Immucor                   9/25/01                    1,000                           $3.214
------------------------------------------------------------------------------------------------------
Immucor                   9/25/01                    700                             $3.270
------------------------------------------------------------------------------------------------------
Immucor                   9/25/01                    200                             $3.400
------------------------------------------------------------------------------------------------------
Immucor                   9/26/01                    5,100                           $4.011
------------------------------------------------------------------------------------------------------
Immucor                   9/26/01                    2,000                           $4.032
------------------------------------------------------------------------------------------------------
Immucor                   9/26/01                    2,000                           $4.032
------------------------------------------------------------------------------------------------------
Immucor                   9/26/01                    1,000                           $4.034
------------------------------------------------------------------------------------------------------
Immucor                   9/26/01                    1,000                           $4.034
------------------------------------------------------------------------------------------------------
Immucor                   9/26/01                    1,000                           $4.014
------------------------------------------------------------------------------------------------------
Immucor                   9/26/01                    600                             $4.043
------------------------------------------------------------------------------------------------------
Immucor                   9/26/01                    500                             $4.030
------------------------------------------------------------------------------------------------------
Immucor                   9/26/01                    100                             $4.160
------------------------------------------------------------------------------------------------------
Immucor                   10/4/01                    500                             $3.848
------------------------------------------------------------------------------------------------------
Immucor                   10/4/01                    258                             $3.354
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (5,000)                         $6.94
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (5,000)                         $6.20
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (2,500)                         $6.24
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (2,500)                         $6.01
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (2,500)                         $6.00
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (2,200)                         $6.19
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (2,000)                         $6.74
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (2,000)                         $6.14
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (2,000)                         $6.14
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (2,000)                         $5.99
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (2,000)                         $5.99
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,900)                         $6.08
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,700)                         $6.03
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,500)                         $6.49
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,600)                         $6.01
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,500)                         $6.14
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,500)                         $6.09
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,300)                         $6.62
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,360)                         $5.89
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,300)                         $5.95
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,200)                         $6.25
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,200)                         $6.25
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,200)                         $6.24
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,100)                         $6.54
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,000)                         $6.24
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,000)                         $6.24
------------------------------------------------------------------------------------------------------


CUSIP No. 452526106                 13D/A

------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,000)                         $6.20
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,000)                         $6.16
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,000)                         $6.15
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,000)                         $6.09
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (1,000)                         $6.09
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (900)                           $6.11
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (900)                           $5.98
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (800)                           $6.50
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (700)                           $6.59
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (700)                           $6.10
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (600)                           $6.18
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (500)                           $6.48
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (500)                           $6.29
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (500)                           $6.01
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (500)                           $5.92
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (400)                           $6.12
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (300)                           $6.01
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (200)                           $6.14
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (200)                           $5.99
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (200)                           $5.93
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (140)                           $5.92
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (100)                           $6.52
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (100)                           $6.07
------------------------------------------------------------------------------------------------------
Immucor                   10/17/01                   (100)                           $5.86
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (5,000                          $6.09
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (4,300                          $5.54
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (3,300                          $5.54
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (3,000                          $6.24
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (3,000                          $6.04
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (3,000                          $5.59
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (3,000)                         $5.58
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (2,600)                         $5.49
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (2,400)                         $6.01
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (2,000)                         $5.96
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (2,000)                         $5.69
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (2,000)                         $5.64
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (2,000)                         $5.54
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,800)                         $6.11
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,800)                         $5.64
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,600)                         $5.77
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,600)                         $5.66
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,500)                         $6.00
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,500)                         $5.79
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,500)                         $5.54
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,400)                         $6.19
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,400)                         $5.53
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,300)                         $5.99
------------------------------------------------------------------------------------------------------

CUSIP No. 452526106                 13D/A

------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $6.29
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $6.22
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $6.19
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $6.12
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $6.11
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.99
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.99
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.65
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.64
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.64
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.64
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.59
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.54
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.54
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.54
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.54
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.54
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.54
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.54
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.54
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (1,000)                         $5.54
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (900)                           $6.23
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (900)                           $6.18
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (800)                           $6.03
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (800)                           $5.95
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (800)                           $5.93
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (700)                           $6.32
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (700)                           $6.16
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (500)                           $6.27
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (500)                           $6.25
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (500)                           $6.25
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (500)                           $6.24
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (500)                           $6.22
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (500)                           $6.15
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (500)                           $6.12
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (500)                           $6.12
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (500)                           $5.94
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (500)                           $5.64
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (500)                           $5.62
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (500)                           $5.55
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (500)                           $5.52
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (500)                           $5.52
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (400)                           $5.60
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (300)                           $6.05
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (300)                           $5.91
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (200)                           $6.11
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (200)                           $6.06
------------------------------------------------------------------------------------------------------


CUSIP No. 452526106                 13D/A

------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (200)                           $6.05
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (200)                           $5.94
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (200)                           $5.89
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (200)                           $5.89
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (200)                           $5.78
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (200)                           $5.71
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (200)                           $5.58
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (100)                           $5.61
------------------------------------------------------------------------------------------------------
Immucor                   10/18/01                   (100)                           $5.51
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (2,500)                         $5.94
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (1,500)                         $5.94
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (1,500)                         $5.59
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (1,000)                         $5.79
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (1,000)                         $5.69
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (1,000)                         $5.49
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (800)                           $5.68
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (700)                           $5.58
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (600)                           $5.75
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (600)                           $5.73
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (500)                           $5.95
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (500)                           $5.77
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (500)                           $5.62
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (500)                           $5.47
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (500)                           $5.47
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (500)                           $5.47
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (500)                           $5.47
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (500)                           $5.47
------------------------------------------------------------------------------------------------------
Immucor                   10/19/01                   (150)                           $5.90
------------------------------------------------------------------------------------------------------

The shares of Common Stock were purchased and sold by Kairos in the over-the-counter market.